Spetember 21, 2004


Gary Johnson
President and Chief Financial Officer
PortalPlayer, Inc.
3255 Scott Boulevard, Bldg. 1
Santa Clara, CA 95054

Re:	PortalPlayer, Inc.
Amendment No. 1 to Registration Statement on Form S-1
	File No. 333-117900

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. Please include an updated and signed consent from your independent auditors with any amendment filed.

Management`s Discussion & Analysis - Pages 31 to 44

Overview -  Pages 31 to 32
2. We note your response to prior comment 24. Please expand your description of the "adverse economic conditions," unfavorable economic environment" and "slower than anticipated developing market," and discuss any associated trends observed.
Resuls of Operations - Pages 36 to 41
3. We reference your response to our prior comment number 28 and the additional disclosure on page 38. Provide details of the reason that the $1.4 million promissory note issued to a director in exchange for consulting services was recorded as stock based compensation.
4. We reference your response to our prior comment number 29. Please quantify the unit shipments each period. In addition, provide more details of the declining trend of average selling prices and the impact that this is expected to have on future operations and margins.

Principal Stockholders - Page 69 to 71
5. We note your response to comment 47 and the materials provided supplementally by Gibson, Dunn & Crutcher LLP. Please revise the table to list SIPCO Limited and Investcorp S.A. as each being a beneficial owner of the 4,983,764 shares currently listed as being beneficially owned by Investcorp/(212) Ventures Technology Fund I, L.P. Please also provide appropriate footnote disclosure clarifying that the shares listed in the table as being beneficially owned by those entities are the same shares listed as being beneficially owned by Investcorp/(212) Ventures Technology Fund I, L.P. Please also disclose the jurisdiction of organization and the address of each of SIPCO Limited and Investcorp S.A.

Consolidated Financial Statements
6. We reference your response to our prior comment number 51. Please provide disclosure of the summarized details of the accounting for this arrangement, as indicated in the response, in the notes to the financial statements. In addition, we also reference the last sentence of Note 14 that indicates that the Company paid the remaining consulting fees to the director and the director repaid the outstanding balance of the promissory note. The disclosure should clarify whether these amounts were repaid or whether the note receivable was offset against the amounts due under the consulting agreement and no amounts were paid in cash.
7. Please provide details of the difference between the convertible preferred stock on the balance sheets at June 30, 2004 of $85,001 and the amount included in Note 8 of $83,152.
8. We reference your response to our prior comment number 64 and the supplemental letter dated August 17, 2004. Provide details of when the stock options were issued in fiscal 2003 and the interim period 2004. Provide a supplemental analysis of the $5,638,000 deferred stock compensation recorded in the interim period 2004 that includes the exercise price of the stock options at the date of grant and their estimated fair market values. In addition, as previously requested provide preliminary pricing information based on discussions with your underwriter(s) and indicate how this was considered in determining the fair value of the stock options issued in 2004. The discussion on page 36 should also indicate how this pricing information was considered in determining the estimate fair values of the stock options during the interim period in 2004. Provide an update to this pricing information and the estimated IPO price range, if available.

*  *  *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Brooks at (202) 824-8972 or Brain Cascio at
(202) 942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Ad,laja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.


Sincerely,



							Peggy A. Fisher
Assistant Director

cc (via fax):	Davina K. Kaile, Esq., Pillsbury Winthrop LLP
650.233.4500
Gary Johnson
PortalPlayer, Inc.
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